Exhibit 99.1

Opera’s fourth quarter revenue and adjusted EBITDA expected to exceed guidance; full-year revenue growth surpasses 26%

OSLO, Norway, February 2, 2026 — Opera Limited (NASDAQ: OPRA), a leading global browser and AI agent company, today announced that it expects fourth quarter 2025 results to come in above its previously issued guidance ranges for both revenue and adjusted EBITDA.

The company expects fourth-quarter revenue to exceed $170 million, compared to prior guidance of $162 – 165 million. As a result, full-year revenue is expected to be above $608 million, growing by over 26%, or approximately $130 million, compared to 2024.

Opera also expects adjusted EBITDA to surpass the high end of its prior guidance range of $37.5 – 40.5 million, with full-year adjusted EBITDA projected to exceed $141 million.

“The Opera browser has always been tailored for the most demanding users. This position is already benefiting us as an increasing number of people consider what browser is best suited to be their gateway and point of integration across web content, services and the AI powered tools that they increasingly rely on,” said Lin Song, CEO. “Our high-ARPU Western user base increased by approximately 2 million users sequentially from the third to the fourth quarter, providing a powerful tailwind for our monetization engines,” Mr. Song concluded.

“Over the course of 2025, we were able to raise growth expectations with each passing quarter, and we are very pleased to yet again exceed our expected financial results. Opera entered the fourth quarter at an unprecedented scale, and continued to benefit from both our rapidly expanding e-commerce opportunities and our ability to serve users’ queries through both search and other partner promotions,” said Frode Jacobsen, CFO. “As we enter 2026, we are excited about our potential to drive growth through both commercial and product opportunities.”

The company will announce its fourth quarter 2025 financial results before the market opens on Thursday, February 26, 2026. The earnings release will be available on our investor relations website at investor.opera.com.

Management will host a conference call to discuss the fourth quarter 2025 financial results on the same day at 8:00 a.m. ET. Listeners may access the call by dialing the following numbers:

United States: +1 800-267-6316

Norway: +47 80-01-3780

International: +1 203-518-9783

Confirmation Code: OPRAQ425

A live webcast of the conference call can be accessed at investor.opera.com

Non IFRS Financial Measures

We report our financial results in accordance with IFRS Accounting Standards; however, we also use certain non-IFRS measures, such as adjusted EBITDA, to evaluate performance. We believe adjusted EBITDA provides meaningful supplemental information regarding our financial performance by excluding certain items that may not be indicative of recurring core business operating results. We define adjusted EBITDA as net income excluding (i) profit (loss) from discontinued operations, (ii) income tax expense, (iii) net finance income (expense), (iv) gain (loss) on long-term investments in unconsolidated entities, (v) non-recurring expenses, (vi) impairment of non-financial assets, (vii) depreciation and amortization, (viii) share-based compensation expenses, and (ix) other operating income. We have not reconciled our expectation for adjusted EBITDA to net income as the most directly comparable IFRS measure because the valuation of our investment in OPay and the calculation of tax accruals cannot be reasonably predicted at this time without unreasonable effort. These items could have a significant impact on the calculation of net income under IFRS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across devices. Hundreds of millions worldwide use Opera's mobile and desktop browsers for their speed, security, and unique features, enhanced with integrated AI that enables users to navigate and interact with the web in new transformative ways. Founded in 1995 and headquartered in Oslo, Norway, Opera is listed on the Nasdaq stock exchange under the ticker symbol "OPRA". Download Opera products from opera.com and learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com